Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
–     Press Release of Helix Energy Solutions Group, Inc. dated March 6, 2006; and
–     Slide presentation to investors and analysts in connection with the presentation by Helix Energy Solutions Group, Inc. at the Raymond James Institutional Investors Conference in Orlando, Florida on March 7, 2006.
–     Transcript of presentation by Helix Energy Solutions Group, Inc. at the Raymond James 27th Annual Institutional Investors Conference on March 7, 2006.

PRESSRELEASE www.HelixESG.com

Cal Dive International, Inc. · 400 N. Sam Houston Parkway E., Suite 400 · Houston, TX 77060-3500 · 281-618-0400 · fax: 281-618-0505

For Immediate Release			06-009

		Contact:	Wade Pursell

Date: March 6, 2006	Title:		Chief Financial Officer

Helix to Present at Raymond James Conference
HOUSTON, TX — Helix Energy Solutions Group, Inc. (Nasdaq: HELX) will discuss its strategy and expectations for 2006 on Tuesday, March 7, at Raymond James Institutional Investors Conference in Orlando, Florida.
The presentation will begin at 8:05 a.m. (Eastern Time). Audio of the presentation will be broadcast live from www.wsw.com/webcast/rj19/helx/. The slides will be available on the Helix website, www.HelixESG.com, by first clicking “Investor Relations” and then “Presentations”.
Helix Energy Solutions, headquartered in Houston, Texas, is an energy services company that provides innovative solutions to the oil and gas industry worldwide for marginal field development, alternative development plans, field life extension and abandonment, with service lines including diving services, shelf and deepwater construction, robotics, well operations, well engineering and subsurface consulting services, platform ownership and oil and gas production.
FORWARD-LOOKING STATEMENTS
This press release and attached presentation contain forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; future production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of property or wells; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Helix or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, geologic risks and other risks described from time to time in our reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ending December 31, 2004; and, with respect to the proposed Remington merger, actual results could differ materially from Helix’ expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Helix’ and Remington’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2004. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements.
ADDITIONAL INFORMATION
Helix and Remington will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Helix free of charge by requesting them in writing from Helix or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Helix and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Helix and their ownership of Helix stock is set forth in the proxy statement for Helix’s 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the proxy statement for Remington’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Raymond James 27th Annual Institutional Investors Conference Orlando, Florida March 7, 2006 Owen Kratz - Chief Executive Officer Wade Pursell - Chief Financial Officer

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "will," "look forward to" and similar expressions are intended to identify forward-looking statements. The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures, achievement of debt reduction targets and the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Helix are only the parties' expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Helix's and Remington's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies' respective Annual Reports on Form 10-K for the year ended December 31, 2004. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its exploration and production. Forward-Looking Statements

Helix and Remington will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Helix free of charge by requesting them in writing from Helix or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Helix and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Helix and their ownership of Helix stock is set forth in the proxy statement for Helix's 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the proxy statement for Remington's 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available. Additional Information

Helix Strategy Contracting Services Oil & Gas Production Financial Information Report Card Presentation Outline

Helix Energy Solutions Group, Inc. Ticker symbol: NASDAQ: HELX Website: www.HelixESG.com Trading will commence on the NASDAQ with new ticker symbol HELX on Monday March 6, 2006 Helix Energy Solutions H E L I X E N E R G Y S O L U T I O N S

Strategy H E L I X E N E R G Y S O L U T I O N S

Industry Macro Issues H E L I X E N E R G Y S O L U T I O N S Increasing World Demand for Oil and Natural Gas Global Production Rates Peaked or Peaking Globalization of Natural Gas Market Increasing Number of Mature and Small Reservoirs Increasing Ratio of Contribution to Global Production from Marginal Fields Increasing Offshore Activity Increasing Subsea Development Highly cyclical costs Cyclical Commodity Prices (but with secular upward trend)

Helix: A Full Cycle Energy Service Company H E L I X E N E R G Y S O L U T I O N S We provide development solutions and related services to the energy market and specialize in the exploitation of marginal fields where we differentiate ourselves by taking oil and gas production as well as cash as payment for our services. Production Contractor Service Contractor Oil & Gas Producer Oil & Gas Producer

Two Stranded Strategy Services Production & = Reduced Cyclicality (Steady Growth) And Superior Financial Returns H E L I X E N E R G Y S O L U T I O N S

Q4000 Seawell Intrepid Express Caesar 25 ROVs 4 Trenchers Structure / Resources Structure / Resources Service Contracting Marco Polo Independence Hub Gunnison Shelf Contr. (Cal Dive) Reservoir & Well Tech Serv Deepwater Contracting Well Operations Pipelay Robotics 4 DP DSVs 4 Sat DSVs 15 Diving Vessels 3 Pipelay Vessels Prospect Generation /Exploration Deepwater PUDs Mature Properties Oil & Gas Production Production Facilities 180 + Engineers

Contracting Services H E L I X E N E R G Y S O L U T I O N S

Two Stranded Approach External Contracting & = H E L I X E N E R G Y S O L U T I O N S Production Contracting Internal Backlog And Superior Return on Capital Reservoir Engineering Drilling Facility Solutions Construction Well Ops.

Application of Contracting Services

Exploration



Appraisal



Development



Production



Abandonment



Prospect Generation

Drilling Eng

Well Design

Modeling

Development Eng.

Pipe/Umbilical Lay & Burial

Tie-In

Facilities

IMR

Field Ops.

Production Enhancement

Well Ops.

Well P&A

Salvage

Decommissioning

Drilling

Completion

13

HELIX ENERGY SOLUTIONS

H E L I X E N E R G Y S O L U T I O N S Deepwater Focus on services that provide best "niche" financial returns in broader market and add value for production contracting. Shelf Integrate Stolt and Torch acquisitions into existing operations and possibly complete sale (retaining a majority stake) of non-core Shelf Contracting business. Contracting Services: Near Term Goals

H E L I X E N E R G Y S O L U T I O N S Asset Type Cal Dive Stolt Torch Total Moored Pipelay 0 1 2 3 DP Sat Diving 3 1 0 4 Moored Sat Diving 2 1 1 4 Moored Surface Diving 2 3 1 6 Diving Utility Boats 6 2 1 9 Portable Sat Systems 2 1 0 3 Total 15 9 5 29 Shelf Consolidation 2006 estimated EBITDA in the $100 - $125 million range with hurricane clean-up work a key driver Consolidated operations will have substance / critical mass to make further market consolidation moves in GOM and internationally

H E L I X E N E R G Y S O L U T I O N S Market Differences (Mature vs. Growth) Strategy Differences (Volume/Market Share vs. Less Services) Focus Objectives/Goals and Simplify Story for Investors Unlock Value Selling Minority stake in higher multiple business recouping all of investment made in assets Maintain Control and Access to Assets Why Shelf Diving Carve-Out

Strategic Advantage of Commercial Model In the Deepwater

Reservoir & Well Technology	Drilling/Completion	Production Facilities	Construction	Well Ops
				

Key Assets

180 + Engineers	*Q4000*	Mobile Production Units	*Intrepid* *Express* *Caesar* ROVs	*Q4000* *Seawell* ROVs

Value Creating Methodologies

Reservoir Management	Slimbore Wells	**Re-Deployment of Floater**	**Pipe Burial**	Non Drill Rig Intervention

'Full cycle cost can be reduced by at least 20% compared to conventional approaches'

17

HELIX ENERGY SOLUTIONS

Services - Reservoir and Well Technology

Transforming subsurface uncertainty into value

HELIX RDS

Helix RDS is a world class provider of reservoir and well technology services to the upstream oil and gas industry. The combination of our business scale, service scope, track record and independence make Helix RDS a unique service partner. This capability and experience continues to transform subsurface uncertainty into significant value for our clients around the globe.

- CoreTeams™ - outsourced integrated reservoir management and well technology capabilities
- OnDemand™ - consultancy services
- Pulse™ - online analysis of upstream data
- FaultFinder™ - high definition analysis of faulting
- FlowDoctor™ - flow assurance service
- LogDoctor™ - formation evaluation services
- ProductionMentor™ - production optimization
- PromotePartner™ service offered to oil and gas companies to help maximise the value of an asset through a promote, farm out or divestment process.
- SandMentor™ - sand production analyzer
- WellDoctor™ is our well integrity assurance service

18

HELIX ENERGY SOLUTIONS

H E L I X E N E R G Y S O L U T I O N S Addition Of Modular-Based Drilling System Hybrid Slimbore Technology Designed For Deepwater Exploration And Appraisal Scheduled Completion: Early 2007 Drilling: Q4000 Upgrade

Risk Mitigation on Internal Exploration Prospects Use of Q4000 Availability Low Relative Cost for Drilling Prospect Proximity to Existing Infrastructure Ease of Development Use of Partners on a Promoted Basis High Quality Prospects Low Cost Drilling Many Investors / Few Opportunities H E L I X E N E R G Y S O L U T I O N S

Drilling with Q4000 - Value Proposition 60 Days of Work Indicative Dayrate ($K/Day) Revenue ($MM) Gross Profit ($MM) Construction 150 9 2 Well Intervention 200 12 4 Drilling for Third Party 300 18 6 Drilling Internal Prospect with two equal Partners 300 12* 4* H E L I X E N E R G Y S O L U T I O N S * - Return as for Well Intervention - Upside of potential added hydrocarbon reserves with $6 million lower cost basis

H E L I X E N E R G Y S O L U T I O N S Host production facilities capitalizing on "Hub and satellite" field concept of the Deepwater Gulf Fixed monthly demand charges and volumetric tariff charges Farm-In opportunities Installation of facility and Subsea tiebacks Minimal re-deployable production facility Production Facilities: Strategy

Production Facilities: Marco Polo TLP



- Jointly owned (50%) with Enterprise Products L.P.
- TLP Capacity: 120,000 bbls/day and 300,000 mcf/day
- Commenced production in mid-2004 from *Marco Polo* reservoir.
- All K2/K2 North and Genghis Khan wells should be brought on stream before mid-2006 boosting earnings in 2006 and beyond

23

HELIX ENERGY SOLUTIONS

H E L I X E N E R G Y S O L U T I O N S Jointly owned (20%) with Enterprise Products L.P. Semi-submersible Capacity: Increased to 1 bcf/day Project is in build phase and will be deployed in MC920 (8,000 fsw) Mechanical completion expected in late 2006 with first production in early 2007 We see good opportunities for both associated construction work and PUD acquisitions in the surrounding area Production Facilities: Independence Hub Production Facilities: Independence Hub

H E L I X E N E R G Y S O L U T I O N S 2004 2005 2006 2007 2008 2009 50 78 82 92 88 92 Each tree installation can generate: Pipelay and Pipe Burial Intrepid Express Caesar Northern Canyon Downhole Well Intervention Q4000 Seawell (North Sea) Robotic Maintenance Canyon ROVs (28 units) Source: Quest Offshore Resources, Inc. (GOM only) Deepwater - Construction and Well Operations Subsea Tree Orders Are a Good Leading Indicator

Oil & Gas Production

H E L I X E N E R G Y S O L U T I O N S 2002 2003 2004 2005 Exploitation Additions Purchased Reserves 157 150 116 225 other Operator of 40 fields, 120 platforms and 500 wells 14 year history Focus on Production efficiency Well exploitation and enhancement Hedge commodity risk Total Proven Reserves as of Year-end (Bcfe) Oil and Gas Production

H E L I X E N E R G Y S O L U T I O N S Acquisitions Working Interest (%) Est. Acquisition & Development Costs Est. Acquisition Reserves Est. Marine Contracting Work Est. First Production Timing Development Property (PUD): $350 M - $400 M 130 - 200 Bcfe $100 - $130MM Telemark 30 1Q 2008 Devil's Island 50 1Q 2007 Tulane 50 4Q 2006 Bass Lite 22.5 1Q 2008 Tiger 40 3Q 2006 Mature Property: Murphy Package 100 $196 M - $221 M 75 - 85 BcFe $33 M - $45 M June 10, 2005 Oil & Gas Production: 2005 Acquisitions

Remington Acquisition Overview

- $27.00 per share cash, 0.436 Cal Dive shares per Remington share
  - $1.4 billion enterprise value based on 30.15 million Remington shares
  - 58% cash / 42% stock
  - Tax free reorganization
  - Pro forma ownership: 86% Cal Dive, 14% Remington.
- Remington debt free with cash estimated to be $2 per share at closing
- Conditions to closing.
  - Regulatory approval
  - Remington stockholder approval.
  - Expected close in second quarter
- Remington team key to going concern
  - Retain all key management and operations personnel
  - Maintain Dallas office
  - Incentivized for future growth

29

HELIX ENERGY SOLUTIONS

Strategic Rationale

- Access to both deepwater prospects **and** the means to exploit them.
  - Cal Dive operatorship.
  - Results in continuation of differentiated long-term earnings growth.

- REM's prospect generation based growth strategy is highly complementary to Cal Dive's production model.

- REM will build on existing portfolio of deepwater PUDs.
  - Create extra exploitation value through the deployment of CDIS assets for drilling, development, maintenance and abandonment.
  - Accelerates high impact, ready to drill inventory.
  - 4 Tcfe reserve potential (1 Tcfe risked).
  - 4x proved reserves on risked basis.
  - 100% working interest in all deepwater prospects.

30

HELIX ENERGY SOLUTIONS

Strategic Rationale

- Helix can enhance financial results of key deepwater prospects by promoting partnership arrangements
- Exploitation of REM's prospect inventory will provide increased backlog for Marine Contracting
- Combined Shelf Production business has critical mass.
  - Operating synergies and purchasing leverage.
  - Utilize Remington seismic library across Cal Dive assets
- Remington possesses a top flight technical team
- The transaction is immediately accretive to earnings and cash flow

31

HELIX ENERGY SOLUTIONS

H E L I X E N E R G Y S O L U T I O N S Bottom-up reserve risk assessment based on historical success rates. Risked Pretax PV?10 Number Of Prospects Net Unrisked Potential Net Risked Potential Forward Curve $8.50 Gas / $55 Oil (Bcfe) (Bcfe) ($MM) ($MM) Low Risk Shelf (Ps > 50%) 44 165 109 $315 $248 Deep Shelf/Conventional High Risk 87 1,584 330 988 792 Deepwater 19 2,204 691 1,9151 1,4491 Total 150 3,954 1,130 $3,217 $2,488 Multiple Of Remington Proved Reserves 14x 4x 5-7 year drilling inventory. Targeting 30% fleet utilization with Remington/ERT activity. Remington Prospect Portfolio 1 Over $1 Billion of life of field services involved.

Remington Deepwater Inventory

- All Prospects: 100% Operated, 100% Working Interest
- Noonan
  - 45-65 MMboe potential
  - Transocean Amirante under contract
    - Q3 2006 exploration well
    - $102,500 dayrate (1/3 of current spot dayrate)
    - Option for second well at $135,000 per day
- High quality inventory enables mitigation of exploration risk through utilization of partners on a promoted basis

33

HELIX ENERGY SOLUTIONS

Combined Deepwater Portfolio



LOUISIANA
Motor Mouth
Ty Webb
Telemark
Independence Hub
Tulane
Al Czervik
Tiger
Bass Lite
Devil's Island
Noonan
Marco Polo
Gunnison
Remington Deepwater Prospects
Drillable with Q4000
Helix Fields
Helix Production Facilities

34

HELIX ENERGY SOLUTIONS

Combined Production : > 220 mcfe/d (2006) Combined Proven Reserves : > 500 bcfe (end 2005) Combined Deepwater Fields : > 30 Combined Risked Prospects : > 1,400 bcf Associated Services Backlog : > $1,500 m Post Remington Numbers H E L I X E N E R G Y S O L U T I O N S

Oil and Gas Production: Near Term Goals Oil and Gas Production: Near Term Goals Close Remington acquisition Opportunities for mature property deals possible as several independent E&P companies have divestment plans International areas opening up for our model e.g. North Sea Reserve enhancement on existing properties Participation in "High Probability" exploration prospects H E L I X E N E R G Y S O L U T I O N S

Cal Dive Hedges: As Of February 28, 2006 H E L I X E N E R G Y S O L U T I O N S Production Period Instrument Type Average Monthly Volumes Weighted Average Price Crude Oil Jan - Dec 2006 Collars 125 MBbl $44.00 - $70.48 Jan - Dec 2007 Collars 50 MBbl $40.00 - $62.15 Natural Gas Jan - Dec 2006 Collars 718,750 MMBtu $8.16 - $14.40 Jan - Mar 2007 Collars 600,000 MMBtu $8.00 - $16.24 * Does not include Hedges on Remington Production

H E L I X E N E R G Y S O L U T I O N S Financial Information

Consistent Top Line Growth 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Marine Contracting 32.7 63.9 93.9 139 128 110 164 240 259 300 500 700 Oil & Gas 4.8 12.2 16.5 12.6 32.5 70.8 63.4 62.8 137.3 243 272 400 36% CAGR Revenues in Millions H E L I X E N E R G Y S O L U T I O N S Estimate

Bottom Line 2002 2003 2004 2005 2006 12.4 32.8 79.9 150 191 82 Net Income in Millions Range H E L I X E N E R G Y S O L U T I O N S Estimate

Significant Cash Generation 2002 2003 2004 2005 2006 65.8 126.9 239.3 353 490 128 EBITDA in Millions (see GAAP reconciliation at www.HelixESG.com) Estimate Range H E L I X E N E R G Y S O L U T I O N S

2001 2002 2003 2004 2005 2005 12 5 7 13 17 22 Return on Capital Invested 4th QTR 12 5 7 13 17 22 Percentage (see calculation at Company's website - www.HelixESG.com) H E L I X E N E R G Y S O L U T I O N S 42

CAPEX MIX Marine Contracting Oil & Gas Production 58 42 2002 - 2005 $1 Billion Marine Contracting Oil & Gas Production 25 75 Contracting Services Oil & Gas Production 42 58 $ 1.5 Billion 2007 - 2009 Projected $1.2 Billion 2006 Projected Contracting Services Oil & Gas Production H E L I X E N E R G Y S O L U T I O N S

MARAD Construction and Other Debt Long Term Revolving Credit (Amounts in Millions) 12/31/05 12/31/04 12/31/03 12/31/02 Debt To Book Capitalization 40% 35% 22% 40% Convertible Notes H E L I X E N E R G Y S O L U T I O N S

Pro Forma Debt Summary Pro forma interest coverage of 7.1x2 on TTM EBITDA. Projected Pro Forma 2006 Debt Service Coverage of 9.6x2 Projected Debt to TTM EBITDA at Closing: 2 to 1 __________________________ 1 Floating rate, seven-year term, 1% amortization. 2 See GAAP reconciliation at Company's website - www.HelixESG.com. H E L I X E N E R G Y S O L U T I O N S

2006 Objectives (Excluding Remington) Contracting Services Revenues: $650 - 750 million Margins: 25% - 35% Equity earnings: $27 - 32 million Achieve mechanical completion of the Independence Hub Begin construction for next facility opportunity Oil and Gas Production 44 - 47 Bcfe of production Begin production from at least one acquired PUD Make first North Sea acquisition Financial Earnings in range $2.30 - $3.30/share Safety TRIR below 1.8 Production Contractor Service Contractor Oil & Gas Producer Oil & Gas Producer H E L I X E N E R G Y S O L U T I O N S

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     Moderator: All right. Try to keep this on time. Our next presenter company is probably the simplest story you’ll see today. Recently changed their name, actually yesterday, from Cal Dive International to Helix Energy Solutions and we’ll let Owen tell you exactly what that means.
     Owen Kratz: Good morning. Basically, we thought it was getting to be too simple, so we thought we’d change the name. No, Helix is ... let me make sure I word this right. Where we are with the name change is that we feel like we have developed the model that we’ve been working on for the last 17 years. We feel like it’s developed sufficiently now that it needs a concerted effort to really try and put out a clear message as to what we do, rebrand the company. And therefore, we thought the name Cal Dive, although it was a sentimental thing for us to ... you know, hard thing to do, but we thought we needed a name that more accurately reflected who we are, what we did and where we were heading.
     And this presentation, I think, will also explain you know, the selection of the name Helix. But first, let me just start here with some industry macro stuff. And this has ... I guess the bottom line here ... what we see and what has been driving the model development over the last 17 years is that there’s more and more small reservoir discoveries. There’s more mature fields. There’s more and more subsea developments.
     The service sector is a very cyclical sector with extreme ranges. The service companies for a long time have been seeking a way to capture more value that they create in the reservoirs, and the producers are reluctant to let that happen and treat the service contractors more as a commodity.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     So we’ve been trying for a long time to develop an alternative to this. What we’ve come up with is a model whereby we own and control key services during the life of a reservoir from start to finish. But by key, I’m not talking about all of the services, all of the commodity type services, but the ones that applied with the right methodology can significantly impact unlocking the value in specifically marginal fields.
     You know, by having a lower ability ... a lower cost of development. And we could develop any field with a lower cost, but where we have our competitive advantage then, of course, would be in the marginal fields. What we’ve done is married that group of services with being our own best customer by either partnering with producers, thus aligning interest, or buying the marginal fields and adding them to a portfolio which basically is our backlog.
     Having said that, the name Helix came about from the recognition of the fact that we have two strands, just like the DNA molecule. We have the services and we have the production blended together. The idea is to reduce the cyclicality, accelerate growth, have a smoother cash flow and generate better returns than what’s typically available in the service industry.
     This slide just shows how we’re structured. We’re basically two groups, the production side and the service side. You can see the services we have with the assets listed, and I won’t go through them. But one thing I might note is that some additions to services would come down under Well Ops where we are adding drilling as a service besides just the well intervention.
     Moving on to the contracting services, the name is also appropriate because we have two strands in the way that we contract our work. One is, we do market our services to the external market. And part of the selection process of which services we have in the company is dictated by the demand that we see in markets for specialty niche services.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     The other side is, we are our own best customer, and we market to our production group with our services. This builds basically the internal backlog. When you see other contractors touting the backlog that they have, instead of that, this is what you’ll see us tout, because in our experience, in order to achieve a significant backlog of contracted work, you have to build that through reducing margin and taking on contractual risk. And the whole idea of our model is to try and avoid that kind of a business.
     This slide just shows you that we have over time ... we started off in 1992 making acquisitions of mature fields with the abandonment ... the most downstream sector. Over the years, we have added services, specifically moving ever upstream in the process. And this allows us to enter the market on production acquisitions at any time during the cycle. And it also then allows the full suite or tool box to apply in order to lower our F&D cost.
     Near term goals for contracting are basically focusing on the deep water and adding to existing ... adding to the existing service lines that we already have, focusing on those services that really significantly unlock the value in the reservoir. And at the same time, beginning a process now as we gain critical mass of divesting the more commodity type services and redeploying the capital to the services that can make a bigger impact on the value creation in the reservoir.
     The shelf work is where we started from. It is our roots, but it is more of a commodity type service. The development in the shallow water Gulf of Mexico, anyway ... and I’d like to be just specific about the Gulf of Mexico ... the development is pretty much complete. Most of the work on the shelf in the Gulf of Mexico is inspection, repair and maintenance.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     Obviously with the hurricanes, that’s still a very, very good market. Internationally, there’s still opportunity to grow in the shelf water depths, but in the Gulf of Mexico, what we decided to do was be aggressive and consolidate the market. It’s needed it. It’s needed it for decades, believe me. And by doing that, we’re able to increase the quality, look at a long term vessel replacement program, upgrade the methodology, be a more attractive employer for bringing in people. And there’s still a lot of up side here for further consolidation, both in the Gulf of Mexico and internationally.
     The reason for us wanting to consider a divestment of this group ... and when I say divestment, we’re only talking about a minority interest share going. We still want control of these assets. But we believe that we could reinvest the capital at a better return in the other side of the company.
     But one of the primary reasons for us wanting to do this at this point is to clarify what we do. And I think that commodity type business sort of clouds the picture, and you have to sort of keep flipping back and forth. The commodity type business in the service sector grows volumetrically by gobbling up market share. You know, consolidation, adding vessels. You know, the typical volumetric growth model.
     On the other side of the company, focusing on unlocking the value on marginal fields, we’re actually more interested in employing less rather than more services. Our growth is achieved by applying those services again and again to a number of reservoirs and then cumulatively building the value that we’re creating in the reservoirs. And that’s where our future growth really will come from.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     But this market here does still have potential growth. It does still have great potential value as an enabler to penetrate new markets such as the North Sea and southeast Asia. So we want to stay involved and we want to keep a majority interest in this.
     Turning to the services in general, you can see again a breakdown. This slide is a bit redundant, but the point I’d like to make here is that with the services that we now have applied using our methodology, which is a little different than the way most producers would use our assets, we do have the ability to lower our F&D costs by at least 20 percent when applied to our own reservoirs.
     Just turning to each of the service lines individually for a second, starting with the most upstream ... I’ll work my way downstream in the process. Last year, we acquired Helix RDS. It’s a reservoir technology provider, a third party provider on an outsource basis to producers. It’s the largest in Aberdeen, combined with our in-house reservoir skill sets ... we now have over 200 people involved in the reservoir side of the company.
     And if you look on the right hand side there, the number of services and skill sets that we have in-house, it’s pretty impressive. We have at least as many skill sets and probably a broader array than certainly smaller producers. And quite honestly, I think we probably have a better reservoir of skill sets than most producers our own size.
     Moving downstream a little bit from there, we are adding drilling on board the Q4000 this year. This is something that we wanted to do when we first built the vessel. The problem was market acceptance of us as a driller was probably not there, because again, the way we’re going to drill is not exactly the same way that a drilling company would. What we would use is a

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
hybrid slimbore technology which is a proven technology, but it’s just not that prevalently used, more for commercial reasons than technology reasons.
     It’s very suitable, though, for marginal field development, which is why we wanted to add it. The market wasn’t ready for us then, and we did not have the portfolio of projects to hedge that market risk. And therefore, we never put the equipment on board. I will say that the vessel does not require any modification. That was all done during the build process. All that’s required right now is for us to order the long lead items such as the tensioners and then install them. There’s no shipyard time. It’s all at the dock.
     So as soon as everything gets in, we’ll be able to put it into service with very minimal down time and looking at being able to go drilling in early ‘07. Now, this is an upstream move for us, but if you think about it, it’s a logical one. By using the Q4000 on drilling, we have availability of rig time, which is very valuable in this current cycle. We also have a relatively lower cost of drilling.
     The type of upstream moves that we’re talking about making are around our existing infrastructure. Therefore, the cost and risk of development is slower, as well as the risk of the expiration. You know, we’re drilling in well understood reservoirs.
     And then also, by moving upstream and the whole process of acquisition, we get on the right side of the promote trends. Right now, we found over the last two years that we’ve had to pay a pretty high promote cost to get into deals, and that’s when we don’t get pref-righted out of deals. There’s just too few prospects out there and too many people chasing them and too much money chasing them.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     By moving upstream here, we’re on the right side of the fence. We’ll be able to further mitigate our upstream risks by bringing in partners. And that should be no problem at all. This gives you ... I don’t know. I’ll let you look at this in your own time. It’s putting the Q4000 in drilling is actually another benefit is a better return on the assets in general. We’re able to command a much higher day rate in drilling. And you can see when drilling $300,000 a day generates about six million in gross profit, which is more than the current applications of the vessel.
     If we brought on two partners, and this is an interesting note ... two equal partners means that we still book $4 million in profit, which is the same returns that we generate now. And the extra two million because of the accounting rules winds up as an elimination and lowers the cost basis in the reservoir, and therefore improves the return in the reservoir. And that’s how the ... that’s one example of how the model starts working together.
     Moving on downstream on the facility side, we do provide floating production facilities on a third party basis to producers to use as a hub. We do this on a fixed monthly fee with a tariff charge. Oftentimes, this is a bankable contract. What this does is, it opens up opportunities for us to farm in to the surrounding acreage and opportunities tying them back ... getting the benefit both from the reservoir and from the tariff through the facility.
     It also generates an awful lot of work for our other services and the inflation of the facility and subsea tie-backs. The next phases, as you can see on the left bullet, we do have aspirations of building another floating production facility in the near future, which would be a smaller mini facility. Hubs are large facilities that you then tied all the surrounding reservoirs back to, but there are an awful lot of stranded marginal fields out there. With a minimal facility, you can then

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
... if it’s redeployable with our existing assets ... we have a low cost method of going in and producing each one sequentially. And that’s the next phase of what we’re going to be doing.
     You know, just to run through our own facilities real briefly — Marco Polo, we own 50 percent. It’s not full to capacity right now, but at its current contractual commitments we do have full pay out at five years with ... or it’s about a ten percent internal rate of return. Plus, we have all of the up side from the excess capacity on board. K2 and K2 North and Genghis Khan are being tied back, and we would expect this to be finalized by the end of ‘06, moving towards full capacity on the unit for ‘07.
     The next facility deal that we have is not quite in yet. It’s being built in Jarong with the top side thing built here in Texas. We own 20 percent of the Independence Hub deep draft semi-submersible. It has six fields tying back to it and 8,000 feet of water. And again, mechanical completion will be later this year with first production starting in ‘07. So an awful lot happening at the beginning of ‘07.
     Moving to the construction side of the company, you can see here from the tree order forecast that things are good. Visibility is good and we don’t have any reason to think that they won’t continue that way. But keep in mind that our model is all about ... you know, right now, demand is good. Supply side is having a hard time keeping up, but either demand could drop ... and I also never under estimate our industry’s ability to over supply.
     So just keep in mind that our business model is based on you know, things not always being this great. It’s a way to play the construction service sector without having to time the market.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     Switching to the oil and gas side of the company, this is just the historical ERT, what we’ve always had here. I’ll get to Remington in a second. But we operate 40 fields. We’ve got a 14 year history. During that time, we’ve watched the company grow from less than ten million in earnings to more than 150 million. So the model works.
     We focus on well exploitation and enhancement in ERT, primarily mature properties, although I’ll show you what we’ve been doing in a second on the other side. But we do hedge our commodity risk. You know, we’re not an E&P company that doesn’t believe in hedges. Anytime that we can lock in our acquisition economics and protect our future capital, we will be layering in hedges, and Wade will go through where our hedges stand at present.
     But I did mention that we’ve been successful recently with ERT on its own in penetrating the more upstream part of the market. You can see the prospects that we’ve generated here for acquisition. In total, it’s 205 to 285 BCF that we’ve added, which is well in excess of a hundred percent increase in our reserves. Although we’ve been successful here, the promotes that we’ve paid are pretty high.
     We’ve been pref-righted out of an awful lot of deals, and the pace of building our portfolio was not matching or keeping pace with our aspirations for growing the service side of the company. You know, with adding drilling on the Q4000 potentially another Q vessel, floating production systems, adding the reservoir engineering ... we need a portfolio that in a down turn, has the ability to generate about 30 percent of our own utilization. With that, then our cash flow is a lot smoother, because ability is smoother and we can be a lot more aggressive on management decisions.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     Shifting here to the Remington acquisition ... I’m not going to go through ... I think I’ve got three slides on this. I’ll just let you look through them on your own time. But let me summarize the strategic rationale. The Remington acquisition adds both to the shelf and the deep portfolio which for the reasons I just mentioned, we needed. It creates well over a billion dollars in services backlog, which is analogous to the other contractors’ backlog claims.
     It provides a hedge to our market risk of adding future services. Remember, we didn’t put drilling on the Q4000 because we didn’t have a portfolio. This time, before we went ahead with the Q4000, we figured it would be wise to have a portfolio as a hedge back up plan. The Q4000 with its capabilities is capable of drilling all of the Remington deep water prospects.
     We also believe in looking at this portfolio, that the right application of our full suite of services can greatly enhance the value of this portfolio going forward. To do that, two things have to be in place which also are characteristic of this portfolio. It’s a hundred percent owned by Remington and they operate the prospects. You have to be Operator if you’re going to be able to have an impact on the F&D cost.
     And on the shelf, we have a strong record of production enhancement, so the shelf edition is very valuable as well. This gives you an idea of what the real value of this Remington deal is to us besides just the proven. This is the backlog I’m talking about. You can see four TCF of unrisked potential and on the right you can see some values added to that.
     Nineteen deep water projects ... it gives us about a five to seven year drilling program, which gives us more than a sufficient hedge to bringing the Q4000 out. In fact, if the Q4000 comes out as successful in drilling the first couple of wells, we expect the demand in the market

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
to really increase for the Q4000 to do it for other people. And then that would be the trigger for us to build the next Q.
     And if you remember back when we came out with the Q, our original aspiration was to build at least three of these. So you know, nothing has changed. It’s just the timing of how fast we can evolve the model.
     Another value in the deal is that Remington does have three rigs. One of them is a deep water rig from Transocean. We have it for a two well program at $102,000 a day which is a very valuable commodity to have right now. We do plan on drilling two wells with it in ‘06, and then that gets us to ‘07 when the Q4000 is available.
     You can see we have a diverse set of properties between ourselves and Remington now in the deep water portfolio. It’s a hedge on hurricanes, but the deep water is not the big impact spot for those. They are grouped nicely, so operating is good and we can take advantage of common infrastructures on a lot of it.
     This basically sums up why we were interested in Remington. Our production will go from about a hundred to 110 a day to 220 combined. Proven reserves will also nearly double. We have 30 deep water fields now, which is one of the nicer portfolios in the industry. Risk reserves of 1.4 BCF and the big one, a billion and a half backlog pretty much makes us immune to cyclical downturns in the service side.
     So having said that, I’ll just tell you, we’re in a good position. Our future goal is basically to be proven. You know, we’re at a point now where it’s all about execution. We have to execute some of the projects that we have right now. We have to get the Q drilling up and running, the floating production systems on line. It’s all about execution.

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
     We can be prudent as far as buying opportunities in the market ... we’ll wait now ... having this portfolio, we can be patient and pick off the higher quality opportunities going forward. Having said that, I’ll turn it over to Wade here. He’ll walk you through the hedges and give you an update and then get into some of the financials.
     Wade Pursell: Thank you, Owen. You know, as Owen said, we like to hedge our exposure to commodity prices. This slide shows you our current positions. We like to use the costless collars. All of our positions are costless collars right now. We also like to look out about a year and hedge up to 50 percent of our PDP. That’s pretty much what we’ve done right now. This equates to pretty close to pretty close to 50 percent of our PDP. Obviously as we bring on PUDS during the year and other exploitation successes, we’ll be layering in some more hedges.
     It’s important to note this doesn’t include any Remington hedges. You might have heard us say it was important to us in that acquisition to get ... Remington is completely unhedged, and it was important for us to get them to agree that they would put some positions in place before closing to help us lock in some more acquisition economics. I can tell you, they’ve been fulfilling their obligation.
     I can’t tell you anymore than that. If you’re interested in more specifics, you can feel free to question them. I think their conference call is tomorrow for their earnings. Some financial slides.
     Everyone knows the energy business is a very cyclical business. But what we’ve been able to accomplish through our business model that Owen took you through is steady growth for well over a decade now. And you can see they split between the two services ... or the two lines

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
between oil and gas and marine contracting. Thirty-six percent compounded annual growth. It’s a nice linear growth line from ‘95 to ‘02, and then more of an exponential growth line from ‘02 through ‘06.
     A couple of items of note. You know, back in 2001, we were all pretty proud that we topped 200 million of revenue, and if you listened to our conference call last week, for the fourth quarter of ‘06, just the marine contracting side topped 200 million for the quarter.
     More important, the bottom line ... you see a similar growth line. This shows the last five years. In 2004, we were around 80 million of net income, and looking ahead to 2006, this shaded area represents our earnings guidance. We will easily double that number and more likely triple that number.
     Looking at it another way, we generate a lot of cash flow. This shows EBITDA. Again, looking at ... starting in 2004, we generated 240 million of EBITDA, and we reported last week that for 2005, we generated over 350 million of EBITDA. And for ‘06, we should be you know, in excess of half a billion dollars.
     Probably our most important metric return on capital invested ... we set as a corporate target ten to 15 percent. Look back at ‘02, ‘03, we fell below that goal. That was on the heels of our 850 million dollar capital investment program as the Q4000 and other investments ... we were early to the party. And you can see by 2004, that the party caught up with us and we were back above our hurdle.
     And for ‘05, with the fourth quarter cranking in 22 percent, you know, we’re ending the year at 17 percent return for ‘05. And I look for that number to be at least that for 2006. This is an interesting slide. A lot of people have probably thought we sold our soul to E&P. Hopefully,

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
through the presentation this morning you see that’s not the case, and I think this shows it even better.
     Looking in the middle of 2006, what I’ve basically done is just shown the split between oil and gas production and contracting services, cap-X. Obviously, it’s a big oil and gas production year because that includes the cash portion of the Remington acquisition. But if you look back four years before and then look at our projected ... ‘07 through ‘09, you see more of a balance capital between the oil and gas side and the contracting services side, and the ‘07 through ‘09, just includes things that we know about currently.
     And we ended 2005 with about 443 million of total debt, and that’s a 40 percent debt to book cap, and with the EBITDA in ‘05, that represents 1.3 times coverage. Nearly all of the debt is two facilities. One the maroon, the 300 million of convertible notes, 20 year maturity. And then the green box being our MARAD facility which is a 25 year maturity. Both of those carry fixed interest rates. I think the blended rate between the two is 3.75 percent.
     Adding in the Remington acquisition, once it closes, we’ll be adding for the cash component, 813 million. That’ll be reflected in a senior secured term B facility. We already have that committed, underwritten. It will need to be syndicated once we close. You see the total debt with that in as of ‘05 would have been just on a pro forma basis nearly a billion three. That would be 50 percent debt to book cap.
     A couple of statistics: Once we close, you know, which should be May/June time frame, I think at that point our ... that level of debt compared to trailing pro forma EBITDA would be around two to one. That debt would be one percent amortization per year with a bullet due at the end of seven years. So that combined with our other facilities, if you look at you know, debt

HELIX ENERGY SOLUTIONS GROUP, INC.
Raymond James 27th Annual Institutional Investors Conference
March 7, 2006
service, it’s pretty low amortization such that you know, our debt service coverage with all of this debt would be nearly ten to one.
     As a management team, we set objectives for ourselves every year. This is our 2006 objectives, obviously excluding anything to do with Remington. On the contracting services side, our goal is revenues of 6.50 to 7.50. That would be an increase over about 5.50 for ‘05. Margins, 25 to 35 percent.
     You might recall last year, our target I think was ten to 15, and we ended up around 25. Equity and earnings ... and this is just for Marco Polo. It’s 27 to 32 million. That would be an increase over 11 million in ‘05. We’re targeting mechanical completion of independence hub by the end of the year, and we want to begin construction on another facility before the end of the year.
     On the production side, our goal is 44 to 47 BCF of production. That would be an increase over 33 for ‘05 and 33 was lower than we expected because of the hurricane shut-ins. We want to begin production from at least one of the acquired PUDs on that slide that Owen showed you earlier. And we want to make our first North Sea acquisitions.
     On the earnings side, our guidance is 2.30 to 3.30 per share. That would be an increase over $1.86 for ‘05. And the last but certainly not least, we have an objective of getting our incident rate for safety below 1.8 times. That concludes our presentation...